SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

LIBERTY MEDIA CORPORATION
(formerly known as Liberty CapStarz, Inc.)

(Name of Issuer)

Series A Liberty Capital common stock, par value $.01 per share;
Series B Liberty Capital common stock, par value $.01 per share;
Series A Liberty Starz common stock, par value $.01 per share; and
Series B Liberty Starz common stock, par value $.01 per share

(Title of Class of Securities)

Series A Liberty Capital common stock: 530322106;

Series B Liberty Capital common stock: 530322205;

Series A Liberty Starz common stock: 530322304; and

Series B Liberty Starz common stock: 530322403

(CUSIP Numbers)

John C. Malone

c/o Liberty Media Corporation

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 23, 2011

(Date of Events Which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	530322106 (LCAPA) 530322205 (LCAPB) 530322304 (LSTZA) 530322403 (LSTZB)

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) John C. Malone

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person	7

Sole Voting Power
Liberty Capital Series A common stock:  2,344,177 (1, 2, 4, 5, 6)
Liberty Capital Series B common stock:  6,039,021 (1)
Liberty Starz Series A common stock:  112,667 (1, 2, 3, 4, 5, 6)
Liberty Starz Series B common stock:  2,409,608 (1)

8

Shared Voting Power
Liberty Capital Series A common stock:  25,700 (7)
Liberty Capital Series B common stock:  91,789 (7)
Liberty Starz Series A common stock:  10,280 (7)
Liberty Starz Series B common stock: 36,715 (7)

9

Sole Dispositive Power
Liberty Capital Series A common stock:  2,344,177 (1, 2, 4, 5, 6)
Liberty Capital Series B common stock:  6,039,021 (1)
Liberty Starz Series A common stock:  112,667 (1, 2, 3, 4, 5, 6)
Liberty Starz Series B common stock: 2,409,608 (1)

10

Shared Dispositive Power
Liberty Capital Series A common stock:  25,700 (7)
Liberty Capital Series B common stock:  91,789 (7)
Liberty Starz Series A common stock:  10,280 (7)
Liberty Starz Series B common stock:  36,715 (7)

11

Aggregate Amount Beneficially Owned by Each Reporting Person
Liberty Capital Series A common stock:  2,369,877 (1, 2, 4, 5, 6, 7)
Liberty Capital Series B common stock:  6,130,810 (1, 7)
Liberty Starz Series A common stock:  122,947 (1, 2, 3, 4, 5, 6, 7)
Liberty Starz Series B common stock: 2,446,323 (1, 7)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13

Percent of Class Represented by Amount in Row (11)
Liberty Capital Series A common stock: 3.27% (8, 9)
Liberty Capital Series B common stock:  83.50% (8, 9)
Liberty Starz Series A common stock: 0.25% (8, 9)
Liberty Starz Series B common stock: 83.26% (8, 9)

14	Type of Reporting Person IN

(1) Includes 75,252 LCAPA shares, 170,471 LCAPB shares, 30,100 LSTZA shares and 68,188 LSTZB shares held by Mr. Malone’s wife, Mrs. Leslie Malone, as to which shares Mr. Malone disclaims beneficial ownership.

(2) Includes 550 LCAPA shares and 720 LSTZA shares held by the Liberty Media 401(k) savings plan for the benefit of Mr. Malone.

(3) Includes 9,507 restricted LSTZA shares, none of which are vested or will vest within 60 days after September 23, 2011.

(4) Includes 67,865 LCAPA shares and 27,867 LSTZA shares that may be acquired upon exercise of stock options exercisable within 60 days after September 23, 2011.

(5) Includes 2,199,872 LCAPA shares and 43,347 LSTZA shares pledged to Fidelity Brokerage Services, LLC (“Fidelity”) in connection with a margin loan facility extended by Fidelity to Mr. Malone and 622 LCAPA shares pledged to Bank of America in connection with a loan facility extended to Mr. Malone.

(6) Does not include shares of LCAPA or LSTZA, respectively, issuable upon conversion of shares of LCAPB or LSTZB, respectively, beneficially owned by Mr. Malone; however, if such shares of LCAPA or LSTZA were included, Mr. Malone would have sole voting and dispositive power over 8,383,198 LCAPA shares and 2,522,275 LSTZA shares and Mr. Malone’s beneficial ownership of LCAPA and LSTZA, as a series, would be 11.56% and 5.12%, respectively, in each case subject to the relevant footnotes set forth herein.

(7) Includes 25,700 LCAPA shares, 91,789 LCAPB shares, 10,280 LSTZA shares and 36,715 LSTZB shares held by two trusts (the “Trusts”) which are managed by an independent trustee, of which the beneficiaries are Mr. Malone’s adult children. Mr. Malone has no pecuniary interest in the Trusts, but he retains the right to substitute assets held by the Trusts. Mr. Malone disclaims beneficial ownership of the shares held by the Trusts.

(8) Based upon the following number of shares outstanding as of September 23, 2011 based on information provided by the Issuer: (i) 72,429,959 LCAPA shares, (ii) 7,342,191 LCAPB shares, (iii) 49,234,478 LSTZA shares and (iv) 2,938,005 LSTZB shares.

(9) At the option of the holder, each share of LCAPB is convertible into one share of LCAPA and each share of LSTZB is convertible into one share of LSTZA. Each share of LCAPB and LSTZB is entitled to 10 votes, whereas each share of LCAPA and LSTZA is entitled to one vote. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 39.3% of the voting power with respect to a general election of directors of the Issuer, based on the outstanding shares noted above and calculated pursuant to Rule 13d-3 of the Exchange Act. See Item 5.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No.  )

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIBERTY MEDIA CORPORATION
(formerly known as Liberty CapStarz, Inc.)

Item 1.                                                           Security and Issuer.

John C. Malone is filing this Statement on Schedule 13D (the “Statement”) with respect to the following series of common stock of Liberty Media Corporation, a Delaware corporation formerly known as Liberty CapStarz, Inc. (the “Issuer”), beneficially owned by Mr. Malone:

(a)                                  Series A Liberty Capital Common Stock, par value $0.01 per share (“LCAPA”);

(b)                                 Series B Liberty Capital Common Stock, par value $0.01 per share (“LCAPB”);

(c)                                  Series A Liberty Starz Common Stock, par value $0.01 per share (“LSTZA”); and

(d)                                 Series B Liberty Starz Common Stock, par value $0.01 per share (“LSTZB” and, together with LCAPA, LCAPB, and LSTZA, the “Common Stock”).

The Issuer’s executive offices are located at 12300 Liberty Boulevard, Englewood, Colorado 80112.

Mr. Malone is filing this Statement to report his acquisition of beneficial ownership, on September 23, 2011 (the “Effective Date”), of shares of LCAPA, LCAPB, LSTZA and LSTZB in connection with the split-off transaction (the “Split-Off”) completed on the Effective Date by Liberty Interactive Corporation (formerly known as Liberty Media Corporation) (“Liberty Interactive”), pursuant to which the Issuer became a separate, publicly traded company.  In the Split-Off, each outstanding share of Liberty Interactive’s Series A Liberty Capital common stock (“Old CAPA”) and Series B Liberty Capital common stock (“Old CAPB”) was redeemed for a share of LCAPA and LCAPB, respectively, and each outstanding share of Liberty Interactive’s Series A Liberty Starz common stock (“Old STZA”) and Series B Liberty Starz common stock (“Old STZB”) was redeemed for a share of LSTZA and LSTZB, respectively.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Statement also relates to the shares of LCAPA issuable upon conversion of shares of LCAPB and the shares of LSTZA issuable upon conversion of shares of LSTZB. At the option of the holder, each share of LCAPB is convertible into one share of LCAPA and each share of LSTZB is convertible into one share of LSTZA. The shares of LCAPA and LSTZA are not convertible. The holders of LCAPA, LSTZA, LCAPB, and LSTZB generally vote together as a single class with respect to all matters voted on by the stockholders of the Issuer. The holders of LCAPB and LSTZB are entitled to 10 votes per share and the holders of LCAPA and LSTZA are entitled to one vote per share.

Item 2.                                                           Identity and Background.

The reporting person is John C. Malone, whose business address is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, CO 80112. Mr. Malone is the Chairman of the Board of the Issuer and Liberty Interactive.

During the last five years, Mr. Malone has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Malone is a citizen of the United States of America.

Item 3.                                                           Source and Amount of Funds.

Mr. Malone acquired beneficial ownership of the shares of Common Stock reported on this Statement on September 23, 2011 pursuant to the Split-Off.  In the Split-Off, Mr. Malone, as a holder of shares of Old CAPA, Old CAPB, Old STZA and Old STZB, received (i) one share of LCAPA for each share of Old CAPA owned by him as of the Effective Time, (ii) one share of LCAPB for each share of Old CAPB owned by him as of the Effective Time, (iii) one share of LSTZA for each share of Old STZA owned by him as of the Effective Time,  and (iv) one share of LSTZB for each share of Old STZB owned by him as of the Effective Time. Options to purchase shares of Old CAPA and Old STZA held by Mr. Malone were converted into options to purchase shares of LCAPA and LSTZA, respectively.

Item 4.                                                           Purpose of the Transaction.

Mr. Malone acquired beneficial ownership of the shares of Common Stock reported on this Statement on the Effective Date pursuant to the Split-Off.  Mr. Malone is the Chairman of the Board of Directors of the Issuer.

Mr. Malone does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Malone may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional shares of Common Stock of any group or series in open market or privately negotiated transactions or pursuant to the exercise of stock options or under other compensatory stock plans of the Issuer or (ii) to dispose of all or a portion of his holdings of shares of Common Stock. In reaching any determination as to his future course of action, Mr. Malone will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Malone, estate planning considerations and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock.

Item 5.                                                           Interest in Securities of the Issuer.

(a)                                  Mr. Malone beneficially owns (without giving effect to the conversion of LCAPB or LSTZB shares into LCAPA or LSTZA shares, as applicable) (i) 2,389,877 LCAPA shares (including (x) 75,252 shares held by his wife as to which he disclaims beneficial ownership, (y) 67,865 shares that may be acquired within 60 days after September 23, 2011 pursuant to stock options, and (z) 25,700 shares held by two trusts (the “Trusts”) which are managed by an independent trustee, of which the beneficiaries are Mr. Malone’s adult children, and in which Mr. Malone has no pecuniary interest and has disclaimed beneficial ownership of, but over which Mr. Malone retains the right to substitute assets held by the Trusts), which represent approximately 3.27% of the outstanding LCAPA shares; (ii) 6,130,810 LCAPB shares (including (y) 170,471 shares held by his wife as to which he disclaims beneficial ownership and (z) 91,789 shares held by the Trusts, as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 83.50% of the outstanding LCAPB shares; (iii) 122,947 LSTZA shares (including (w) 30,100 shares held by his wife as to which he disclaims beneficial ownership, (x) 27,867 shares that may be acquired within 60 days after September 23, 2011 pursuant to stock options, (y) 9,507 restricted shares, none of which are vested or will vest within 60 days after September 23, 2011, and (z) 10,280 shares held by the Trusts, as to which shares Mr. Malone disclaims beneficial ownership), which represent less than 1% of the outstanding LSTZA shares; and (iv) 2,446,323 LSTZB shares (including (x) 68,188 shares held by his wife as to which he disclaims beneficial ownership, and (y) 36,715 shares held by the Trusts, as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 83.26% of the outstanding LSTZB shares. The foregoing percentage interests are based on (1) (i) 72,429,959 LCAPA shares, (ii) 7,342,191 LCAPB shares, (iii) 49,234,478 LSTZA shares and (iv) 2,938,005 LSTZB shares, in each case, outstanding as of September 23, 2011, based on information provided by the Issuer, and (2) as required by Rule 13d-3 under the Exchange Act, the exercise of all rights to acquire shares of Common Stock held by Mr. Malone and exercisable within 60 days after September 23, 2011. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 39.3% of the voting power with respect to the general election of directors of the Issuer.

(b)                                 Mr. Malone, and, to his knowledge, his wife each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Common Stock. The Trusts hold 25,700 LCAPA shares, 91,789 LCAPB shares, 10,280 LSTZA shares and 36,715 LSTZB shares, as to which shares Mr. Malone has no pecuniary interest and disclaims beneficial ownership. To Mr. Malone’s knowledge, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of Common Stock held by the Trusts. However, Mr. Malone may still substitute assets in the Trusts and may acquire share held in the Trust at any time.

(c)                                  Except as provided in this Statement, neither Mr. Malone nor, to his knowledge, his wife, has executed any transactions in respect of the Common Stock within the last sixty days. On September 15, 2011, 1,901 shares of Old STZA restricted stock held by Mr. Malone vested, and the Issuer withheld 781 shares (valued for this purpose at a price of $71.23 per share) in payment of withholding taxes on such restricted shares.

(d)                                 Not Applicable.

(e)                                  Not Applicable.

Item 6.                                                           Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Of the shares of Common Stock beneficially owned by Mr. Malone, 2,199,872 LCAPA shares and 43,347 LSTZA shares are pledged to Fidelity Brokerage Services, LLC (“Fidelity”) in connection with a margin loan facility extended by Fidelity to Mr. Malone, and 622 LCAPA shares are pledged to Bank of America in connection with a loan facility extended to Mr. Malone.

Item 7.                                                           Material to be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 3, 2011
Date
/s/ John C. Malone
John C. Malone